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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF NOVEMBER, 2000.

                               GALEN HOLDINGS PLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                   CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                   (ADDRESS OF PRINCIPAL EXECUTIVE'S OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  [X]     Form 40-F  [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes  [ ]     No  [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)

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

                                EXPLANATORY NOTE

I. PURPOSE OF FILING

     The purpose of this report on Form 6-K of Galen Holdings PLC is to make public the financial position and results of operations as of and for the three and nine months ended September 30, 2000 of Galen's wholly owned subsidiary, Warner Chilcott Public Limited Company ("WCplc"). This information is included in the quarterly report of Warner Chilcott attached to this report as Annex A. The consolidated financial statements contained in the quarterly report have been prepared in accordance with United States generally accepted accounting principles. This report is being furnished to comply with Section 4.02 of the indenture governing the 12 5/8% Senior Notes due 2008 of Warner Chilcott, Inc. ("WCI"), a wholly owned subsidiary of WCplc.

II. SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Galen Holdings PLC

November 14, 2000                                        /s/ PAUL S. HERENDEEN
                                                         ----------------------------------------------
                                                         Paul S. Herendeen
                                                         Executive Vice President and Director
                                                         Of Business Development

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                               TABLE OF CONTENTS

                                                                         PAGE NO.
                                                                         --------
Part I --  Financial Information

Item 1.    Consolidated Financial Statements (unaudited)
           Consolidated Balance Sheets as of September 30, 2000 and
             December 31, 1999.........................................       2
           Consolidated Statements of Operations for the Three and Nine
             Months Ended September 30, 2000 and 1999..................       3
           Consolidated Statements of Cash Flows for the Nine Months
             Ended September 30, 2000 and 1999.........................       4
           Notes to the Unaudited Consolidated Financial Statements....    5-13
Item 2.    Management's Discussion and Analysis of Financial Condition
             and Results of Operations.................................   14-22
Item 3.    Quantitative and Qualitative Disclosures About Market
             Risk......................................................      22

Part II--  Other Information

Item 1.    Legal Proceedings...........................................      22
Item 2.    Submission of Matters to a Vote of Security Holders.........
Item 3     Reports on Form 8-K.........................................      22

PART I -- FINANCIAL INFORMATION

     ITEM 1.  FINANCIAL STATEMENTS

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

   CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2000 AND DECEMBER 31, 1999
                         (IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2000             1999
                                                              -------------    ------------
ASSETS
  Current Assets:
     Cash and cash equivalents..............................    $  62,169       $  50,954
     Accounts receivable, net...............................       16,297          11,526
     Inventories............................................        5,585           4,025
     Prepaid expense and other assets.......................        1,696             864
                                                                ---------       ---------
       Total current assets.................................       85,747          67,369
                                                                ---------       ---------
  Fixed Assets:
     Equipment, furniture and fixtures, net.................          934           1,177
  Intangible assets, net....................................      229,511          63,865
  Other assets..............................................        7,242              51
                                                                ---------       ---------
       Total assets.........................................    $ 323,434       $ 132,462
                                                                =========       =========
LIABILITIES
  Current Liabilities:
     Accounts payable.......................................    $   4,765       $   3,204
     Accrued liabilities....................................       19,682           7,145
     Senior notes...........................................      196,512              --
     Accrued interest.......................................        3,281             293
     Due to Elan Corporation, plc and subsidiaries..........           --             262
                                                                ---------       ---------
       Total current liabilities............................      224,240          10,904
                                                                ---------       ---------
  Other Liabilities:
     Working capital facility...............................           --          12,098
     Long-term debt.........................................           --          10,476
                                                                ---------       ---------
       Total liabilities....................................      224,240          33,478
                                                                ---------       ---------
SHAREHOLDERS' EQUITY
  Ordinary Shares, par value $.05 per share; 50,000,000
     shares authorized, 12,680,812 shares issued and
     outstanding at September 30, 2000, and 12,377,034
     issued and outstanding at December 31, 1999............          634             619
  Deferred Shares, par value IRL1 per share; 30,000 shares
     authorized, 30,000 shares issued and outstanding at
     September 30, 2000 and December 31, 1999...............           45              45
  Additional paid-in capital................................      219,167         209,062
  Accumulated deficit.......................................     (120,652)       (110,279)
  Deferred compensation.....................................           --            (463)
                                                                ---------       ---------
     Total shareholders' equity.............................       99,194          98,984
                                                                ---------       ---------
       Total liabilities and shareholders' equity...........    $ 323,434       $ 132,462
                                                                =========       =========

     See accompanying notes to unaudited consolidated financial statements.

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                            ------------------------    ------------------------
                                               2000          1999          2000          1999
                                            ----------    ----------    ----------    ----------
REVENUES
  Branded product sales...................  $   18,670    $    9,136    $   54,242    $   25,393
  Generic product sales...................       1,755         2,386         7,485        12,223
  Marketing alliance and other revenue....      10,474         4,151        26,835        18,681
                                            ----------    ----------    ----------    ----------
     Total revenues.......................      30,899        15,673        88,562        56,297
                                            ----------    ----------    ----------    ----------
OPERATING EXPENSES
  Cost of goods sold......................       5,458         6,340        17,070        22,078
  Selling, general and administrative.....      12,730        11,161        38,931        34,866
  Depreciation and amortization...........       3,630         1,417         9,568         4,249
  Research and development................         565           839         1,784         2,468
  Merger-related costs....................      15,047            --        15,976            --
                                            ----------    ----------    ----------    ----------
     Total operating expenses.............      37,430        19,757        83,329        63,661
                                            ----------    ----------    ----------    ----------
OPERATING INCOME (LOSS)...................      (6,531)       (4,084)        5,233        (7,364)
                                            ----------    ----------    ----------    ----------
OTHER INCOME (EXPENSE)
  Interest income.........................         925           557         2,224         1,604
  Interest expense........................      (6,761)         (751)      (17,099)       (2,327)
  Gain on sale of assets..................          --         2,743            --         2,743
                                            ----------    ----------    ----------    ----------
     Total other income (expense).........      (5,836)        2,549       (14,875)        2,020
                                            ----------    ----------    ----------    ----------
LOSS BEFORE TAXES AND EXTRAORDINARY
  ITEM....................................     (12,367)       (1,535)       (9,642)       (5,344)
                                            ----------    ----------    ----------    ----------
Income taxes..............................          --            --            --            --
                                            ----------    ----------    ----------    ----------
LOSS BEFORE EXTRAORDINARY ITEM............     (12,367)       (1,535)       (9,642)       (5,344)
                                            ----------    ----------    ----------    ----------
Extraordinary item........................          --            --          (731)           --
                                            ----------    ----------    ----------    ----------
NET LOSS..................................  $  (12,367)   $   (1,535)   $  (10,373)   $   (5,344)
                                            ==========    ==========    ==========    ==========
LOSS PER SHARE
  Basic and Diluted Loss before
     extraordinary item...................  $    (0.99)   $    (0.12)   $    (0.77)   $    (0.43)
  Extraordinary item......................  $       --    $       --    $    (0.06)   $       --
  Net loss................................  $    (0.99)   $    (0.12)   $    (0.83)   $    (0.43)
                                            ==========    ==========    ==========    ==========
WEIGHTED AVERAGE ORDINARY SHARES
  OUTSTANDING
  Basic and Diluted.......................  12,526,935    12,366,871    12,437,232    12,366,829
                                            ==========    ==========    ==========    ==========

     See accompanying notes to unaudited consolidated financial statements.

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                         (IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              ---------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (10,373)   $(5,344)
  Adjustments to reconcile net loss to net cash provided by
     operating activities
     Depreciation and amortization..........................      9,568      4,249
     Amortization of discount on senior notes...............        175         --
     Write-off of deferred financing and miscellaneous
      costs.................................................        307         --
     Stock compensation expense.............................      5,798        463
     Notes issued in lieu of cash interest payment..........         --        768
     Gain on sale of assets.................................         --     (2,743)
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable, prepaid
        expense and other assets............................     (5,860)    13,050
       (Increase) decrease in inventories...................     (1,560)     6,162
       Increase (decrease) in accounts payable, accrued
        liabilities and accrued interest....................     17,086     (5,975)
       Decrease in due to Elan Corporation, plc and
        subsidiaries........................................       (262)    (7,597)
                                                              ---------    -------
          Net cash provided by operating activities.........     14,879      3,033
                                                              ---------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of intangible assets.............................   (175,054)        --
  Proceeds from sale of assets..............................         --     11,000
  Purchase of fixed assets..................................       (109)      (337)
                                                              ---------    -------
     Net cash (used in) provided by investing activities....   (175,163)    10,663
                                                              ---------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Working capital facility repayment, net...................    (12,098)    (4,374)
  Proceeds from issuance of senior notes due 2008...........    196,337         --
  Redemption of senior subordinated discount notes due
     2001...................................................    (10,476)        --
  Increase in other assets..................................     (7,048)        --
  Net proceeds from issuance of share capital -- option and
     warrant exercises......................................      4,784         74
                                                              ---------    -------
     Net cash provided by (used in)financing activities.....    171,499     (4,300)
                                                              ---------    -------
Net increase in cash and cash equivalents...................     11,215      9,396
  Cash and cash equivalents, beginning of period............     50,954     43,133
                                                              ---------    -------
  Cash and cash equivalents, end of period..................  $  62,169    $52,529
                                                              =========    =======

     See accompanying notes to unaudited consolidated financial statements.

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

1. BASIS OF PRESENTATION

     The unaudited consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in Warner Chilcott Public Limited Company's 1999 Annual Report on Form 10-K.

     The Company is an Irish public limited company with operations in Dublin, Ireland and Rockaway, NJ, USA. The Company's consolidated financial statements include the financial statements for Warner Chilcott Public Limited Company and all of its subsidiaries and are prepared in U.S. dollars in conformity with United States generally accepted accounting principles. As of September 29, 2000 the Company became a wholly-owned subsidiary of Galen Holdings PLC in a business combination accounted for as a purchase. The accompanying financial statements have been prepared on a historical cost basis and do not reflect the "push-down" of Galen Holdings PLC's purchase price of the Company.

     In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented.

2. RECENT DEVELOPMENT

     On September 29, 2000 Galen Holdings PLC ("Galen") acquired all of the WCplc ordinary shares and share equivalents through a scheme of arrangement (the "Scheme") under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of the Company's outstanding ordinary shares, and all of the Company's outstanding share options/warrants were converted at the same ratio into options/warrants to acquire Galen shares. Concurrently, the Company became a wholly-owned subsidiary of Galen. Galen obtained a listing of its shares, in American Depositary Share ("ADS") form, on the Nasdaq National Market with each Galen ADS representing ownership of four Galen ordinary shares. WCplc's ordinary shares are no longer listed on the Nasdaq National Market and is no longer a reporting company under the Securities Exchange Act of 1934, as amended.

     The transaction with Galen constituted a change of control under the indenture (the "Indenture") governing Warner Chilcott Inc.'s 12 5/8% Senior Notes due 2008 (the "Notes") (see Note 4). Accordingly, holders of the Notes have the right to require WCI, the issuer of the Notes and a wholly-owned subsidiary of the Company, to repurchase the Notes at a purchase price equal to 101.0% of their principal amount plus accrued and unpaid interest. On October 27, 2000 WCI provided notice of the change of control to holders of record on September 29, 2000 of the Notes and offered (the "Change of Control Offer") to repurchase Notes tendered by such holders. The Change of Control Offer will expire on December 1, 2000, unless extended by WCI. Under this offer, WCI and the Company may be required to repurchase Notes for an aggregate cash consideration of $202,000 per Note tendered pursuant to the Change of Control Offer. Under the terms of the Scheme, Galen is required to ensure that WCI and WCplc, as guarantor of the Notes, have sufficient financial resources with which to repurchase the Notes in the event that holders of the Notes require WCI to repurchase the Notes pursuant to the Change of Control Offer. Galen has commitments from certain financial institutions to provide debt financing to Galen, if required, to enable Galen to provide funding to WCI to satisfy any repurchase obligation.

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

3. INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined principally on the basis of first-in, first-out or standards that approximate average cost.

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 2000             1999
                                                             -------------    ------------
Raw materials..............................................     $   17           $   17
Finishing supplies.........................................         27                3
Work in process............................................        922              957
Finished goods.............................................      5,339            3,936
                                                                ------           ------
                                                                 6,305            4,913
Less: Reserves for obsolescence............................        720              888
                                                                ------           ------
  Inventories..............................................     $5,585           $4,025
                                                                ======           ======

4. DEBT

  Issuance of Senior Notes Due 2008

     On February 15, 2000 WCI, the Company's wholly-owned U.S. operating subsidiary, issued $200,000 of 12 5/8% senior notes due 2008 at a discount of $3,663 to yield 13%. Interest payments on the Notes are due semi-annually in arrears on each February 15th and August 15th beginning August 15, 2000. Proceeds from the issuance of the Notes, net of the discount and transaction expenses, were $188,780, and were utilized to fund the acquisition of three branded pharmaceutical products from Bristol-Myers Squibb Company (see note 6). The Notes are included in the Company's Balance Sheet net of the discount. The discount and transaction fees are being amortized to interest expense over the eight-year term of the Notes. The Notes are unconditionally guaranteed by WCplc, WCI's parent company.

     On or after February 15, 2004 the Notes are redeemable at the option of WCI, in whole or part, prior to maturity at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the Notes plus accrued interest. The Note indenture limits the Company's ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

     The Indenture provides that upon a change of control, each Note holder has the right to require WCI to repurchase the Notes at a purchase price equal to 101% of the principal amount plus accrued interest. The Scheme, upon its effectiveness, constituted a change of control and on October 27, 2000 WCI commenced the Change of Control Offer by mailing materials to Note holders (see
Note 2). The amount, if any, of the Notes that holders will present for repurchase is not known as of the date of the release of these financial statements. In the balance sheet at September 30, 2000, the Notes have been classified as short-term debt as some or all may be required to be repurchased in December 2000.

     WCI entered into a registration rights agreement (the "Registration Rights Agreement") that requires WCI to offer to exchange the outstanding Notes for new notes registered under the Securities Act of 1933, as amended (the "Exchange Offer"). The agreement required that WCI consummate the Exchange Offer by August 14, 2000. The registration statement for the exchange offer was filed with the SEC but has not been declared effective mainly due to delays caused by the completion of the Scheme. Under the terms of the Registration Rights Agreement, beginning on July 15, 2000 the Company began to incur interest expense in excess of the stated 12.625% rate on the Notes ("Additional Interest") of 0.50%. Beginning on

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

October 12, 2000 the Additional Interest increased to 1.00%. If the exchange offer is not completed by January 10, 2001, the Additional Interest will increase again to 1.50% and to 2.00% if not completed by April 10, 2001.

  Redemption of Senior Subordinated Discount Notes Due 2001

     On February 14, 2000 the Company prepaid all $10,476 of the senior subordinated discount notes outstanding at a redemption price equal to 105% of the principal amount outstanding. The redemption premium of $524 and the write-off of the deferred financing costs of $93 associated with theses notes are included in the extraordinary item in the Company's Statement of Operations for the nine months ended September 30, 2000.

  Amendment to Working Capital Credit Facility

     On February 18, 2000 WCI prepaid all amounts outstanding under its senior secured working capital credit facility. On February 28, 2000 WCI amended its credit facility to reduce the maximum amount available to $10,000 from $30,000 and to extend the expiration date to February 28, 2002. Warner Chilcott, plc unconditionally guaranteed WCI's obligation under the amended credit facility. Other terms of the amended credit facility, provided by PNC Business Credit, are substantially the same as the previous credit facility. The write-off of the deferred financing costs of $114 associated with the previous credit facility is included in the extraordinary item in the Company's Statement of Operations for the nine months ended September 30, 2000.

5. INCENTIVE SHARE OPTION SCHEME

     In April 1997 the Company adopted an Incentive Share Option Scheme (the "Option Scheme") for officers, directors and employees that provides for stock options. In June 1999 the Option Scheme was amended to provide for grants to consultants and members of the Company's medical advisory board. The option exercise price for options issued under the Option Scheme is the fair market value at the date of grant. Options issued under the Option Scheme generally vest over four years and expire on the earlier of ten years from the date of grant or after a specified period following the participant's separation from the Company. In May 2000 the Option Scheme was amended to increase the number of authorized shares available for awards from 1,500,000 to a total of 3,000,000 shares.

     In accordance with the Option Scheme, options outstanding become fully exercisable upon a change in control of the Company. The Scheme, upon becoming effective, on September 29, 2000 constituted a change in control under the Option Scheme and, as such, options outstanding on September 29, 2000 became fully vested.

6. PRODUCT ACQUISITIONS

     On February 15, 2000 the Company completed the acquisition of three branded pharmaceutical products from Bristol-Myers Squibb Company ("BMS") for a purchase price of $175,054. The products acquired were Estrace(R) cream, Ovcon(R) 35 and Ovcon(R) 50. In connection with the acquisition, the Company entered into transitional support and supply agreements with BMS under which BMS will supply the Company with its requirements for Estrace(R) cream, Ovcon(R) 35 and Ovcon(R) 50 for a period of up to 10 years. The Company acquired all of the intangible assets associated with the three products including the trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. Under purchase accounting, the purchase price is allocated to the tangible and intangible assets acquired based upon their respective fair values as of the purchase date in accordance with Accounting Principles Board Opinion No. 16. The allocation of the purchase price for the branded

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

pharmaceutical products from BMS resulted in an allocation of $168,000 to the products and $7,054 to goodwill, as there were no tangible assets acquired. No value was assigned to the supply agreements for the acquired products as the product purchase prices under the agreements approximate the prices the Company would expect to pay to third party contract manufacturers. The acquired intangible assets are being amortized over 20 years, their estimated useful life.

     The following unaudited pro forma information has been prepared as if the February 2000 acquisition of the products, the issuance of the senior notes due 2008, the early redemption of senior subordinated discount notes due 2001 and the prepayment of amounts outstanding under the working capital credit facility (see note 4) had occurred on January 1, 1999. The unaudited pro forma information does not purport to represent the Company's consolidated results of operations that would have been achieved had the transactions to which pro forma effect is given been consummated as of the date or period indicated.

                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                   ---------------------------------------------
                                                           2000                     1999
                                                   ---------------------    --------------------
                                                    ACTUAL     PRO FORMA    ACTUAL     PRO FORMA
                                                   --------    ---------    -------    ---------
Revenues.........................................  $ 88,562    $ 88,146     $56,297     $90,849
Income (Loss) before extraordinary item..........  $ (9,642)   $(14,205)    $(5,344)    $ 1,266
Earnings (Loss) per share -- before extraordinary
  item -- Basic and Diluted......................  $  (0.77)   $  (1.14)    $ (0.43)    $  0.10

7. SCHERING PLOUGH AGREEMENT

     During the nine months ended September 30, 2000 and 1999 the Company derived 17% and 20%, respectively, of its total revenue from the promotion of certain products on behalf of Schering Plough Corporation. The Company's sales force promoted these Schering Plough products to a targeted physician population and in return received a fixed royalty plus incentive amounts based on market performance of the products. Revenue from this agreement is included in the Statement of Operations under the caption "Marketing alliance and other revenue." The agreement with Schering Plough terminated on September 30, 2000.

8. ELAN AGREEMENT

     In March 1999 the Company reached a binding agreement with Elan Corporation, plc ("Elan") under which Elan agreed to acquire the Company's marketing rights to an extended-release nifedipine product. Under terms of the agreement, as of March 31, 1999 Elan was obligated to make a non-refundable payment, which was received, of $3,000 to the Company and such amount was recorded as revenue in the first quarter of 1999. In June 1999 the Company executed the definitive agreement licensing the extended-release nifedipine product to Elan and received an additional $4,000 that was recorded as revenue in the second quarter of 1999. Under the agreement, additional license fees were earned by the Company upon the completion of certain milestones including FDA approval of the ANDA for the product. The Company is also entitled to receive royalties based upon U.S. sales of the product. Other than the $7,000 described above, the Company earned no additional fees or royalties under this agreement during the year ended December 31, 1999. In March 2000 the product received FDA approval and was launched in the U.S. The approval triggered a series of milestone payments and royalties that totaled $2,031 for the third quarter of 2000 and $6,331 for the nine months ended September 30, 2000. All amounts earned from this agreement are included under the caption "Marketing alliance and other revenue."

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

9. MERGER-RELATED COSTS

     On September 29, 2000 the Scheme became effective (see note 2). Transaction expenses recorded in the nine-month period ending September 30, 2000 totaled $15,976. These expenses include financial, legal and accounting fees amounting to $8,161 and costs totaling $4,615 associated with the acceleration of certain non-cash compensation expenses triggered by the change of control.

     The remaining transaction expenses, mainly severance costs, amounted to $3,200 and relate to the reorganization of the Company's business as it was positioned for ownership by Galen. These severance costs are associated with the separation of certain executives who elected to exercise the change of control terms of their employment agreements that became operable on the date the Scheme became effective, and the "right-sizing" of the Company's sales force prior to the effectiveness of the Scheme. All amounts are expected to be paid shortly.

10. SALE OF VECTRIN(R)

     During September 1999 the Company completed the sale of its Vectrin(R) product line including certain inventory, samples and the related FDA approval, and received $11,000 in cash at closing. The Company reported a pre-tax gain of $2,743 from the sale. As part of the sale and purchase agreement, the Company is also entitled to receive royalties and milestone payments based on certain future events. The Company earned milestone and royalty payments totaling $1,124 for the third quarter 2000 and $4,669 for the nine months ended September 30, 2000. Both the milestone and royalty revenues are included in the Statement of Operations under the caption "Marketing alliance and other revenue."

11. LOSS PER ORDINARY SHARE

     Basic loss per ordinary share has been computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Net loss and weighted average shares outstanding for computing diluted loss per share were the same as that used for computing basic loss per share for the three and nine months ended September 30, 2000 and 1999. Stock options and warrants have not been included in the calculation since the inclusion of such shares would be antidilutive.

12. COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive loss is comprised solely of net loss.

13. CONTINGENCIES

     The Company is involved in various legal proceedings of a nature considered normal to its business including patent litigation, product liability and other matters. In the event of the adverse outcome of these proceedings, resulting liabilities are either covered by insurance, established reserves or, in the opinion of management, would not have a material adverse effect on the financial condition or results of operations of the Company.

     The Scheme constituted a change of control under the Indenture (see Note 4) Accordingly, holders of the Notes have the right to require that WCI, the issuer of the Notes and a wholly-owned subsidiary of the Company, repurchase the Notes at a purchase price equal to 101.0% of the principal amount. On October 27, 2000 WCI provided notice of the change of control to holders of record on September 29, 2000 of the Notes and offered to repurchase Notes tendered by such holders. The Change of Control Offer will expire on

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

December 1, 2000, unless extended by WCI. Under this offer, WCI may be required to repurchase Notes for an aggregate cash consideration of $202,000 per Note tendered pursuant to the Change of Control Offer. Under the terms of the Scheme, Galen is required to ensure that WCI and WCplc, as guarantor of the Notes, have sufficient financial resources with which to repurchase the Notes in the event that the holders of the Notes require WCI to repurchase the Notes pursuant to the Change of Control Offer. Galen has commitments from certain financial institutions to provide debt financing to Galen, if required, to enable Galen to provide funding to WCI to satisfy any repurchase obligation.

14. UNITED STATES FEDERAL INCOME TAXES

     The Company operates in Ireland and the United States and is subject to various taxes on income in both jurisdictions. The Company's wholly-owned United States subsidiary, Warner Chilcott, Inc., is a United States corporation and, as such, is subject to United States taxation. Ultimate utilization or availability of net operating losses and certain deferred tax assets may be limited if a significant change in ownership occurs, as defined by rules enacted with the United States Tax Reform Act of 1986.

15. CONSOLIDATING SCHEDULE

     Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of September 30, 2000, and for the three and nine months ended September 30, 2000 and 1999:

                                                WARNER                         WARNER
                                               CHILCOTT                       CHILCOTT
                                 WARNER       (BERMUDA),       WARNER       LABORATORIES   ELIMINATION
                              CHILCOTT, PLC      LTD.      CHILCOTT, INC.   IRELAND LTD.     ENTRIES     CONSOLIDATED
                              -------------   ----------   --------------   ------------   -----------   ------------
SEPTEMBER 30, 2000
BALANCE SHEET INFORMATION:
ASSETS
  Cash and cash
     equivalents............    $      5       $  9,789       $ 52,374        $     1       $      --      $ 62,169
  Accounts receivable.......          --             --         15,724            573              --        16,297
  Inventories...............          --             --          5,585             --              --         5,585
  Other assets..............           7             --          1,689             --              --         1,696
                                --------       --------       --------        -------       ---------      --------
     Total current assets...          12          9,789         75,372            574              --        85,747
                                --------       --------       --------        -------       ---------      --------
  Long-term assets..........          --             --        234,133          3,554              --       237,687
  Investment in
     subsidiaries...........     185,594             --             --             --        (185,594)           --
                                --------       --------       --------        -------       ---------      --------
     Total assets...........    $185,606       $  9,789       $309,505        $ 4,128       $(185,594)     $323,434
                                ========       ========       ========        =======       =========      ========

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                WARNER                         WARNER
                                               CHILCOTT                       CHILCOTT
                                 WARNER       (BERMUDA),       WARNER       LABORATORIES   ELIMINATION
                              CHILCOTT, PLC      LTD.      CHILCOTT, INC.   IRELAND LTD.     ENTRIES     CONSOLIDATED
                              -------------   ----------   --------------   ------------   -----------   ------------
LIABILITIES AND EQUITY
  Accounts payable & accrued
     liabilities............    $ 10,321       $     --       $ 17,393        $    14       $      --      $ 27,728
  Senior notes..............          --             --        196,512             --              --       196,512
  Inter-company accounts....      16,941        (12,195)        (1,953)        (2,793)             --            --
  Working capital
     facility...............          --             --             --             --              --            --
  Shareholders' equity......     158,344         21,984         97,553          6,907        (185,594)       99,194
                                --------       --------       --------        -------       ---------      --------
     Total liabilities and
       shareholders'
       equity...............    $185,606       $  9,789       $309,505        $ 4,128       $(185,594)     $323,434
                                ========       ========       ========        =======       =========      ========

THREE MONTHS ENDED SEPTEMBER
  30, 2000
STATEMENT OF OPERATIONS
  INFORMATION:
REVENUES
  Product sales.............    $     --       $     --       $ 20,425        $    --       $      --      $ 20,425
  Marketing alliance and
     other revenue..........          --             --          8,477          2,031             (34)       10,474
                                --------       --------       --------        -------       ---------      --------
     Total revenues.........          --             --         28,902          2,031             (34)       30,899
                                --------       --------       --------        -------       ---------      --------
OPERATING EXPENSES
  Cost of goods sold........          --             --          5,458             --              --         5,458
  Selling, general &
     administration.........         353             --         12,339             38              --        12,730
  Depreciation and
     amortization...........          --             --          3,540             90              --         3,630
  Research and
     development............          --             --             37            562             (34)          565
  Merger-related costs......      15,047             --             --             --              --        15,047
                                --------       --------       --------        -------       ---------      --------
     Total operating
       expenses.............      15,400             --         21,374            690             (34)       37,430
                                --------       --------       --------        -------       ---------      --------
  Interest income (expense),
     net....................          --            138         (5,974)            --              --        (5,836)
  Income taxes..............          --             --             --             --              --            --
  Extraordinary Item........          --             --             --             --              --            --
                                --------       --------       --------        -------       ---------      --------
     NET INCOME (LOSS)......    $(15,400)      $    138       $  1,554        $ 1,341       $      --      $(12,367)
                                ========       ========       ========        =======       =========      ========

NINE MONTHS ENDED SEPTEMBER
  30, 2000
STATEMENT OF OPERATIONS
  INFORMATION:
REVENUES
  Product sales.............    $     --       $     --       $ 61,727        $    --       $      --      $ 61,727
  Marketing alliance and
     other revenue..........          --             --         20,623          6,331            (119)       26,835
                                --------       --------       --------        -------       ---------      --------
     Total revenues.........          --             --         82,350          6,331            (119)       88,562
                                --------       --------       --------        -------       ---------      --------

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                WARNER                         WARNER
                                               CHILCOTT                       CHILCOTT
                                 WARNER       (BERMUDA),       WARNER       LABORATORIES   ELIMINATION
                              CHILCOTT, PLC      LTD.      CHILCOTT, INC.   IRELAND LTD.     ENTRIES     CONSOLIDATED
                              -------------   ----------   --------------   ------------   -----------   ------------
OPERATING EXPENSES
  Cost of goods sold........          --             --         17,070             --              --        17,070
  Selling, general &
     administration.........       1,600              6         37,213            112              --        38,931
  Depreciation and
     amortization...........          --             --          9,322            246              --         9,568
  Research and
     development............          --             --             83          1,820            (119)        1,784
  Merger-related costs......      15,976             --             --             --              --        15,976
                                --------       --------       --------        -------       ---------      --------
     Total operating
       expenses.............      17,576              6         63,688          2,178            (119)       83,329
                                --------       --------       --------        -------       ---------      --------
  Interest income (expense),
     net....................          --            475        (15,350)            --              --       (14,875)
  Income taxes..............          --             --             --             --              --            --
  Extraordinary item........          --             --           (731)            --              --          (731)
                                --------       --------       --------        -------       ---------      --------
     NET INCOME (LOSS)......    $(17,576)      $    469       $  2,581        $ 4,153       $      --      $(10,373)
                                ========       ========       ========        =======       =========      ========

THREE MONTHS ENDED SEPTEMBER
  30, 1999
STATEMENT OF OPERATIONS
  INFORMATION:
REVENUES
     Product sales..........    $     --       $     --       $ 11,522        $    --       $      --      $ 11,522
     Marketing alliance and
       other revenue........          --             --          4,207             --             (56)        4,151
                                --------       --------       --------        -------       ---------      --------
     Total revenues.........          --             --         15,729             --             (56)       15,673
                                --------       --------       --------        -------       ---------      --------
OPERATING EXPENSES
  Cost of goods sold........          --             --          6,340             --              --         6,340
  Selling, general &
     administration.........         372             --         10,732             57              --        11,161
  Depreciation and
     amortization...........           4             --          1,335             78              --         1,417
  Research and
     development............          --             --             50            845             (56)          839
                                --------       --------       --------        -------       ---------      --------
     Total operating
       expenses.............         376             --         18,457            980             (56)       19,757
                                --------       --------       --------        -------       ---------      --------
  Interest income (expense),
     net....................          --            362           (556)            --              --          (194)
  Gain on sale of assets....          --             --          2,743             --              --         2,743
  Income taxes..............          --             --             --             --              --            --
                                --------       --------       --------        -------       ---------      --------
     NET INCOME (LOSS)......    $   (376)      $    362       $   (541)       $  (980)      $      --      $ (1,535)
                                ========       ========       ========        =======       =========      ========

                     WARNER CHILCOTT PUBLIC LIMITED COMPANY

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                WARNER                         WARNER
                                               CHILCOTT                       CHILCOTT
                                 WARNER       (BERMUDA),       WARNER       LABORATORIES   ELIMINATION
                              CHILCOTT, PLC      LTD.      CHILCOTT, INC.   IRELAND LTD.     ENTRIES     CONSOLIDATED
                              -------------   ----------   --------------   ------------   -----------   ------------
NINE MONTHS ENDED SEPTEMBER
  30, 1999
STATEMENT OF OPERATIONS
  INFORMATION:
REVENUES
     Product sales..........    $     --       $     --       $ 37,616        $    --       $      --      $ 37,616
     Marketing alliance and
       other revenue........          --             --         11,732          7,102            (153)       18,681
                                --------       --------       --------        -------       ---------      --------
     Total revenues.........          --             --         49,348          7,102            (153)       56,297
                                --------       --------       --------        -------       ---------      --------
OPERATING EXPENSES
  Cost of goods sold........          --             --         22,078             --              --        22,078
  Selling, general &
     administration.........         929              6         33,600            331              --        34,866
  Depreciation and
     amortization...........           4             --          4,011            234              --         4,249
  Research and
     development............          --             --            286          2,335            (153)        2,468
                                --------       --------       --------        -------       ---------      --------
     Total operating
       expenses.............         933              6         59,975          2,900            (153)       63,661
                                --------       --------       --------        -------       ---------      --------
  Interest income (expense),
     net....................          --          1,038         (1,761)            --              --          (723)
  Gain on sale of assets....          --             --          2,743             --              --         2,743
  Income taxes..............          --             --             --             --              --            --
                                --------       --------       --------        -------       ---------      --------
     NET INCOME (LOSS)......    $   (933)      $  1,032       $ (9,645)       $ 4,202       $      --      $ (5,344)
                                ========       ========       ========        =======       =========      ========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are subject to significant risks and uncertainties, including those identified in the section of this report entitled "Risk Factors" and in our 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission, which may cause actual results to differ materially from those discussed in such forward-looking statements. We do not undertake to update our forward-looking statements to reflect future events or circumstances.

     The following discussion should be read in conjunction with the consolidated unaudited financial statements and notes thereto, included in this report.

OVERVIEW

     We develop and market branded prescription pharmaceutical products in the United States. We primarily focus on the large and growing women's health and urology therapeutic categories. We also participate in the cardiology and dermatology categories. Through our national sales force of over 220 representatives, we market branded pharmaceutical products directly to physician specialists, including obstetrician/gynecologists, urologists, cardiologists and high-prescribing general/family practitioners. We have an experienced management team with significant pharmaceutical industry expertise, specifically in the marketing of prescription pharmaceutical brands.

     An important part of our strategy is to acquire established branded pharmaceutical products and to increase their sales through enhanced promotion targeted to high-prescribing physicians. We also internally develop branded products as well as product line extensions for our existing products, such as new formulations, dosages or new indications. Line extensions are particularly valuable because they may enable us to extend the growth potential of our brands.

     We currently market a portfolio of branded products including: NataFort(R), a prescription prenatal vitamin designed to improve patient compliance by virtue of its smaller size relative to competing products; NataChew(TM), a prescription strength chewable prenatal vitamin; Estrace(R), a hormone replacement vaginal cream; Ovcon(R) 35 and Ovcon(R) 50, two oral contraceptives; Pyridium Plus(R), an orally active urinary tract analgesic antispasmodic agent used for irritative bladder conditions; Doryx(R), a broad spectrum antibiotic; and LoCholest(R), a lipid regulator for the reduction of LDL cholesterol levels. NataFort(R), NataChew(TM), Estrace(R), Ovcon(R) 35, Ovcon(R) 50, Pyridium Plus(R), Doryx(R) and LoCholest(R) are products owned by us.

     As a result of our efforts to expand our branded product sales, gross margins improved from 45.0% for the three months ended September 30, 1999 to 73.3% for the current quarter. Branded products generally generate significantly higher gross margins than generic products.

HISTORY

     We are an Irish public limited company founded in 1992 as Nale Laboratories Limited. In March 1996 Nale acquired certain assets and assumed certain liabilities of Warner Chilcott Laboratories, a division of the Warner-Lambert Company. Following this transaction, Nale changed its name to Warner Chilcott Public Limited Company and the assets and liabilities acquired from Warner-Lambert are now organized in the United States in our wholly owned subsidiary Warner Chilcott, Inc.

     As part of the acquisition of Warner Chilcott Laboratories, we acquired a portfolio of seventy generic pharmaceutical products. In 1997 we launched our branded product initiative and switched our primary focus to the development, acquisition and in-licensing of branded pharmaceutical products, and began to reduce our generic pharmaceutical business. Today branded products dominate our activities. Of the original seventy generic products we acquired in the Warner Chilcott Laboratories transaction, we currently distribute less than ten.

     Our revenues are primarily generated in the United States and the U.S. dollar is our functional currency. Accordingly, our exposure to currency fluctuation is limited. Product sourcing from vendors and research and development agreements are normally contracted in U.S. dollars. As a company operating in multiple jurisdictions, we will be subject to taxation on our earnings in the jurisdictions in which we operate. At present, such jurisdictions include Ireland and the United States.

     On September 29, 2000 Galen Holdings PLC ("Galen") acquired all of WCplc's ordinary shares and share equivalents through a scheme of arrangement (the "Scheme" or the "Galen Transaction") under the laws of the Republic of Ireland. Upon the Scheme becoming effective, we became a wholly-owned subsidiary of Galen Holdings PLC. Galen is an integrated pharmaceutical company based in Northern Ireland. Galen develops and markets branded prescription pharmaceutical products and provides technology-based services to the pharmaceutical industry in both Europe and the U.S. Galen has in its development pipeline several proprietary pharmaceutical products and drug delivery technologies that are well positioned for commercialization by us in the U.S. market. The product closest to commercialization in the U.S. is Galen's intravaginal ring ("IVR") for delivery of estrogen to treat symptoms of menopause. Galen's ordinary shares are publicly traded on the London and Irish Stock Exchanges and as American Depository Shares on the Nasdaq National Market in the United States. Additional information concerning Galen can be obtained in the proxy statement that we filed with the SEC in connection with the Galen transaction. Galen will file its financial statements with the SEC beginning with its annual report on Form 20-F for the fiscal year ended September 30, 2000.

RESULTS OF OPERATIONS

  Three months ended September 30, 2000 and 1999

     Our third quarter total revenues of $30.9 million increased $15.2 million or 97% as compared with the prior year period. During both the third quarter of 2000 and 1999 we derived revenue from three sources: (1) sales of our own branded pharmaceutical products, (2) marketing alliances and license agreements, and (3) sales of generic products. The main factor driving the increase in revenues was higher sales of branded products, which increased 104% as compared with the third quarter of 1999.

     Our branded product sales increased $9.5 million to $18.6 million from $9.1 million in the third quarter of 1999. The three branded products acquired from Bristol-Myers Squibb in February 2000, Estrace(R) cream, Ovcon(R) 35 and Ovcon(R) 50, were the primary contributors to the increase. Strong sales of Doryx(R) also contributed to the growth. Sales of our family of prescription prenatal vitamins, NataFort(R) and NataChew(TM), together were down, reflecting increased competition in that market. Results of the third quarter of 1999 included sales of Vectrin(R) branded minocycline totaling $1.2 million. We sold Vectrin(R) to Medicis Pharmaceutical Corp. in September 1999. Importantly, we took the opportunity during the month of September 2000 to restrain sales of our branded products to ensure that our product inventory held in the distribution pipeline was brought into balance going into the fourth calendar quarter of 2000. Sales of generic products of $1.8 million declined $0.6 million, or 26%, from the prior year as we continued our planned exit from this low-margin business.

     Gross profit on product sales increased $9.8 million to $15.0 million, as compared with $5.2 million in the third quarter of 1999, driven by the $8.9 million increase in total product sales and a significant improvement in the average gross profit margin on sales. Gross margin increased from 45.0% in the year-ago quarter to 73.3% in the third quarter of 2000 due to the high margins earned on the three products acquired from Bristol-Myers Squibb Company and high margin branded products accounting for a greater percentage of total product sales.

     Marketing alliance and other revenue totaled $10.5 million in the quarter, up $6.3 million, or 152%, from $4.2 million in 1999. In the third quarter of 2000, this revenue was generated from three sources: (1) royalties under our promotion agreement with Schering Plough Corporation, (2) milestone payments and royalties under our license agreement with Elan Corporation, plc for an extended release nifedipine product, and (3) milestone payments and royalties under our agreement with Medicis Pharmaceutical Corp. relating to a 75mg minocycline product. Under the agreement with Schering Plough, we are entitled to a fixed royalty plus incentive amounts based upon the market share performance of three branded products: K-Dur(R), Lotrisone(R) and NitroDur(R). During the third quarter of 2000 we earned incentive amounts on K-Dur(R) and Lotrisone(R) only. In March 2000 the extended release nifedipine product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and the payment of royalties to us based upon U.S. net sales of the nifedipine product. During the quarter, an additional milestone was achieved and, together with the royalty on net sales of the nifedipine product, we earned a total of $2.0 million. Also during the quarter, certain milestones were achieved related to the 75mg minocycline product and we continued to earn royalties based upon Medicis' sales of that product. In the third quarter of 1999, marketing alliance and other revenue was predominately comprised of royalties earned under our promotion agreement with Schering Plough.

     Selling, general and administrative expenses of $12.7 million were 14% higher than the $11.2 million incurred in the third quarter of 1999. Selling costs rose $0.9 million mainly the result of increased promotional expenses in support of our larger portfolio of branded products. Our field sales force was approximately the same size in the third quarter of 2000 as in the year ago quarter. Administrative expenses increased $0.6 million compared with the prior year mainly due to the addition of several senior management functions.

     We have shown the costs associated with the Scheme as a separate expense item because of the nature of these costs. The Galen Transaction expenses totaled $15.0 million in the quarter and include: costs of our financial, legal and accounting advisors ($7.2 million), costs associated with the acceleration of certain non-cash compensation expenses triggered by the change of control ($4.6 million) and costs associated with the reorganization of our business, mainly severance costs, to reflect ownership by Galen ($3.2 million).

     Depreciation and amortization of $3.6 million was $2.2 million higher than in the third quarter of 1999 primarily due to the amortization of the intangible assets associated with the acquired Estrace(R) and Ovcon(R) brands.

     Research and development costs of $0.6 million were $0.3 million less than in the prior year mainly due to the timing of development expenses in 1999 related to NataChew(TM) and 75mg Vectrin(R). We continue to focus on product development projects with near-term revenue potential and relatively low funding requirements including, for example, line extensions of our existing branded products.

     Interest income of $0.9 million was $0.4 million higher than in the prior year period due to an increase in funds available for investment. Interest expense of $6.8 million increased $6.0 million as compared to the prior year period. This increase was primarily due to the interest expense related to the issuance in February 2000 of $200 million of 12 5/8% senior subordinated notes due 2008 offset by the reduction in interest expense from the concurrent prepayment of substantially all of our other funded debt. Interest expense related to our working capital credit facility was less than $0.1 million in the quarter. Following the issuance of the senior notes in February 2000, our borrowings under our working capital credit facility have been minimal.

     For the third quarter of 2000 we posted a net loss of $12.4 million. In arriving at the net loss for the quarter, we incurred $15.0 million of costs directly related to the Scheme, which closed on September 29, 2000. Before the effect of these transaction costs, we would have posted net income of $2.7 million, or $0.20 per ordinary share on a diluted basis. This is an improvement of $4.2 million compared to a net loss of $1.5 million, or $0.12 per ordinary share on a diluted basis, for the third quarter 1999. Increased sales of our branded products, particularly from the acquisition of the three products from Bristol-Myers Squibb, improved gross profit on product sales and increased revenues from marketing alliances more than offset the increased costs associated with the acquired Estrace(R) and Ovcon(R) brands.

  Nine months ended September 30, 2000 and 1999

     Revenue for the nine months ended September 30, 2000 totaled $88.6 million; a $32.3 million or 57% increase as compared to the prior year period. During the nine-month periods in both 2000 and 1999 we derived revenue from three sources:
(1) sales of our branded products, (2) marketing alliances and license agreements, and (3) sales of generic products. The driving force behind the increase in revenues in the period was higher sales of branded products, which increased 114% as compared to the prior year.

     Our branded product sales increased $28.8 million to $54.2 million from $25.4 million in the prior year period. The three branded women's healthcare products acquired from Bristol-Myers Squibb in February 2000, Estrace(R) cream, Ovcon(R) 35 and Ovcon(R) 50, were the primary contributors to the increase. However, all of the brands actively promoted during the nine-month periods of both years posted sales increases. Sales of Doryx(R) were especially strong as compared with the prior year period. Results for the 1999 period included sales of Vectrin(R) branded minocycline totaling $3.2 million. We sold Vectrin(R) to Medicis in September 1999. Sales of generic products of $7.5 million declined $4.7 million, or 39%, from $12.2 million as we continued our planned exit from this low-margin business.

     Gross profit on product sales increased $29.1 million to $44.7 million, as compared with $15.5 million in the prior year period, driven by the $24.1 million increase in total product sales and a significant improvement in the average gross profit margin on sales. Gross margin increased from 41.3% in the year-ago period to 72.3% in the nine months ended September 30, 2000 due to the high margins earned on the three products acquired from Bristol-Myers Squibb and high-margin branded products accounting for a greater percentage of total product sales.

     Marketing alliance and other revenue totaled $26.8 million in the period, up $8.2 million, or 44% from $18.6 million in the 1999 period. In the nine months ended September 30, 2000, this revenue was generated from four sources:
(1) royalties under our promotion agreement with Schering Plough Corporation,
(2) milestone payments and royalties under our license agreement with Elan Corporation, plc for an extended release nifedipine product, (3) milestone and royalties under our agreement with Medicis Pharmaceutical Corp. relating to a 75mg minocycline product, and (4) royalties earned as part of the termination of a promotion agreement with Bristol-Myers Squibb. Under the agreement with Schering Plough, we are entitled to a fixed royalty plus incentive amounts based upon the market share performance of three branded products: K-Dur(R), Lotrisone(R) and NitroDur(R). During the nine month period in 2000 we earned incentive amounts on K-Dur(R) and Lotrisone(R) only. In March 2000 the extended release nifedipine product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and the payment of royalties to us based upon U.S. net sales of the nifedipine product. During period we earned milestones and royalties totaling $6.3 million. Also during the period, certain milestones were achieved related to the 75mg minocycline product and we continued to earn royalties based upon Medicis' sales of that product. We also recorded revenue during the period related to the winding up of our promotion agreement with Bristol-Myers Squibb for Ovcon(R) and Estrace(R) cream. In the first nine months of 1999, marketing alliance and other revenue was predominately comprised of royalties earned under our promotion agreement with Schering Plough and $7.0 million earned by us under our license agreement with Elan for the extended release nifedipine product.

     Selling, general and administrative expenses of $38.9 million were 12% higher than the $34.9 million incurred in the same period in 1999. Selling costs rose $2.0 million mainly related to increased promotional expenses in support of our larger portfolio of branded products. Our field sales force was approximately the same size during the year 2000 period as in the same period in 1999. Administrative expenses increased $2.0 million compared with the prior year, with $0.9 million of the increase due to unusually high litigation costs incurred during the year 2000 period associated with our defense of our actions in support of one of our brands. Administrative personnel costs increased $1.3 million compared with the prior year period due to the addition of several senior management functions. The increased litigation and personnel costs were partly offset by decreased office expenses and less use of outside consultants.

     We have shown the costs associated with the closed transaction with Galen Holdings PLC as a separate expense item because of the nature of these items. The Galen transaction expenses totaled $16.0 million
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during the period and include: costs of our financial, legal and accounting advisors ($8.2 million), costs associated with the acceleration of certain non-cash compensation expenses triggered by the change of control ($4.6 million) and costs associated with the reorganization of our business, mainly severance costs, to reflect ownership by Galen ($3.2 million).

     Depreciation and amortization of $9.6 million was $5.3 million higher than in the 1999 period primarily due to the amortization of the intangible assets associated with the acquired Estrace(R) and Ovcon(R) brands.

     Research and development costs of $1.8 million were $0.7 million less than in the prior year period. During the 1999 period we were actively working on the 75mg minocycline project which was completed in the third quarter of 1999. The FDA approved the product in September 1999. The approval triggered the start of milestone payments and royalties from Medicis to us that are included in marketing alliance and other revenue and are discussed above. We continue to focus on product development projects with near-term revenue potential and relatively low funding requirements including, for example, line extensions of our existing branded products.

     Interest income for the first nine months of 2000 of $2.2 million was $0.6 million higher than in the prior year period as we had more funds available for investment during the period. Interest expense of $17.1 million increased $14.8 million as compared to the prior year period. This increase was primarily due to the interest expense related to the issuance in February 2000 of $200 million of 12 5/8% senior subordinated notes due 2008, offset by the reduction in interest expense from the concurrent prepayment of substantially all of our other funded debt. Interest expense related to our working capital credit facility was roughly $0.2 million in the period. Following the issuance of the senior notes in February 2000, our borrowings under our working capital credit facility have been minimal.

     For the nine months ended September 30, 2000 we posted a net loss of $10.4 million. In arriving at the net loss for the period, we incurred $16.0 million of costs directly related to the transaction with Galen, which closed on September 28, 2000. Before the effect of these transaction costs, we would have posted net income of $5.6 million, or $0.43 per ordinary share on a diluted basis. This is an improvement of $10.9 million compared to a net loss of $5.3 million, or $0.43 per ordinary share on a diluted basis, for the same period in 1999. Increased sales of our branded products, particularly from the acquisition of the three products from Bristol-Myers Squibb, improved gross profit on product sales and increased revenues from marketing alliances more than offset the increased costs associated with the acquired Estrace(R) and Ovcon(R) brands.

NET OPERATING LOSS CARRYFORWARDS

     We did not record any taxes on income in the three-month or nine-month periods ended September 30, 2000 or 1999. As of December 31, 1999, we had available net operating loss carryforwards for United States Federal income tax reporting purposes of approximately $62 million, which begins expiring in 2011. At December 31, 1999 we had net operating loss carryforwards for state income tax reporting purposes of approximately $40 million which expire at various dates.

LIQUIDITY AND CAPITAL RESOURCES

     We became profitable and generated a positive cash flow for the first time in the first quarter of 2000. We continued to operate at a profit and to generate cash in the second quarter despite incurring $0.9 million of expenses related to the Galen Transaction. In the third quarter of 2000 we closed the Galen Transaction and the associated costs resulted in our reporting a net loss for both the third quarter and nine months ended September 30, 2000. Excluding the expenses related to the Galen Transaction, our cash flow from operations (which we define as net income/loss plus depreciation and amortization) in the nine months ended September 30, 2000 was $15.2 million as compared with a cash outflow of $1.1 million for the same period in 1999. This improvement was attributable to our increased branded product sales resulting from the acquisition of the Estrace(R) cream and Ovcon(R) brands and sales growth of our existing products, and increased gross profit margins on product sales. Offsetting some of these revenue gains were increases in our selling expenses, mainly for promotion of our expanded portfolio of products, increased administrative expenses as we have continued

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to build our management infrastructure, increased legal costs spent in defense of our brands and increased interest costs associated with the financing of the acquisition of the Estrace(R) and Ovcon(R) brands.

     There were three significant events during the nine months ended September 30, 2000 that impact upon our current and future liquidity. First was our acquisition of the Estrace(R) cream and Ovcon(R) brands from Bristol-Myers Squibb for an initial purchase price of $180.0 million. Second, on September 29, 2000 the Scheme became effective and our company became a wholly-owned subsidiary of Galen. Third, as announced on July 19, 2000, our co-promotion agreement with Schering Plough terminated on September 30, 2000.

  Acquisition of Estrace(R) Cream and Ovcon(R) Brands

     The acquisition of the products from Bristol-Myers Squibb was funded through the issuance by WCI, our wholly-owned U.S. operating subsidiary, of $200.0 million face amount of 12 5/8% senior notes at discount of $3.7 million to yield 13.0%. Interest payments on the senior notes are due semi-annually in arrears on each February 15th and August 15th beginning August 15th 2000. WCplc, the parent company of Warner Chilcott, Inc., unconditionally guaranteed the senior notes on a senior basis.

     Proceeds from the issuance of the senior notes, net of the discount and $7.5 million of transaction expenses, were $188.8 million. The net proceeds, together with some of our cash on hand, were used: (i) to acquire the Estrace(R) and Ovcon(R) brands, (ii) to prepay all $10.5 million of the senior subordinated discount notes due 2001, plus a prepayment penalty of $0.5 million on those notes and (iii) to repay amounts outstanding under our working capital facility.

     On February 28, 2000 WCI amended its working capital facility to reduce the maximum amount available from $30.0 million to $10.0 million. In connection with the amendment of the working capital facility the parent company, WCplc, unconditionally guaranteed WCI's obligation under the working capital facility. At September 30, 2000 no debt was outstanding under the working capital facility. We intend to utilize the working capital facility to provide for short-term liquidity requirements and expect average borrowings under the facility to be modest.

     In March 2000 the purchase price we paid for the Estrace(R) and Ovcon(R) brands was reduced by $4.9 million from $180.0 million to $175.1 million. Under the terms of the asset purchase agreement the purchase price was subject to downward adjustment based on estimates of the amount of inventory of the acquired brands held by wholesalers and distributors as of January 31, 2000. The $4.9 million adjustment to the purchase price was recorded in the first quarter of 2000 and in April 2000 we received payment of that amount from Bristol-Myers Squibb.

     The acquisition of the Estrace(R) and Ovcon(R) brands was accounted for as a purchase and the $175.1 million purchase price was allocated as follows:
$168.0 million to intangible assets identified with the brands and $7.1 million to goodwill. No hard assets were acquired in the transaction. Both the intangible assets and goodwill are being amortized over 20 years, their estimated useful lives.

  Scheme of Arrangement

     On September 29, 2000 Galen acquired all of WC plc's ordinary shares and share equivalents through a scheme of arrangement under the laws of the Republic of Ireland. Upon the Scheme becoming effective, we became a wholly-owned subsidiary of Galen. Galen is an integrated pharmaceutical company based in Northern Ireland. Beginning in the second quarter of 2000, we incurred substantial expenses in connection with our pursuit, and ultimate closing, of the Galen Transaction. In the nine months ended September 30, 2000 we incurred a total of $16.0 million of directly related costs. It is important to note that $4.6 million of these transaction related costs were associated with the acceleration of certain non-cash compensation expenses triggered by the change of control. This had significant impact on our reported net earnings, resulting in our reporting a loss for the period. The Scheme, upon becoming effective, constituted a change of control under the Indenture governing the Notes. Under the change of control provision and in accordance with the notice mailed to holders of record of the Notes as of September 29, 2000, each holder has until December 1, 2000 to elect to require WCI to repurchase their notes at 101.0% of the principal amount, plus accrued

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interest. Under the terms of the Scheme, Galen is required to ensure that WCI and WCplc, as guarantor of the Notes, have sufficient financial resources with which to repurchase the Notes in the event that the Note holders require WCI to repurchase the Notes. Galen has commitments from certain financial institutions to provide debt financing to Galen, if required, to enable Galen to provide funding to WCI to satisfy any repurchase obligation. The aggregated principal amount, if any, of the Notes that holders will present for repurchase is not known as of the date of the release of this report. In the balance sheet at September 30, 2000 we have classified all of the Notes as short-term debt as some or all may be required to be repurchased in December 2000.

  Termination of Schering Plough Co-Promotion Agreement

     Effective September 30, 2000, we terminated our promotion agreement with Schering Plough Corporation under which we promoted certain Schering Plough products. During the nine months ended September 30, 2000 revenue generated from this agreement accounted for 17% of our total revenues, and 24% of our total revenues for the year ended December 31, 1999.

     Our investment in adjusted working capital (current assets other than cash and equivalents minus current liabilities other than interest bearing debt) decreased from $5.5 million at December 31, 1999 to $(4.2) million at September 30, 2000. Accounts receivable increased $4.8 million mainly due to the increased level of product sales but also due to the timing of amounts earned under our license agreements with Elan and Medicis. The increase of $1.6 million in our inventories reflects the offsetting impact of higher inventory requirements to support the acquired Estrace(R) cream and Ovcon(R) brands and the lesser investment in the inventory of generic products. Current liabilities, other than interest bearing debt, increased $16.8 million from December 31, 1999 with $3.3 million of the increase due to the interest accrual for the Notes issued in February 2000. Also contributing to the increase in current liabilities were significant accruals for costs related to the Galen Transaction, namely costs for our financial, legal and accounting advisors and accruals for restructuring WCplc as a wholly owned subsidiary of Galen. These increases were slightly offset by a $1.2 million decrease in our incentive plan accrual. We accrue the cost of our incentive plans throughout the year with the payout made in the first quarter of the following year. Accordingly, the incentive accrual is near its peak at December 31st each year, at its low point as of March 31st and increases from that point through the remainder of the year.

     We ended the quarter with $62.2 million of cash on hand as compared with $51.0 million at December 31, 1999. Excluding costs associated with the Galen Transaction, we were profitable and strongly cash flow positive from operations during the nine months ended September 30, 2000 and expect to continue to be profitable and cash flow positive. We intend to fund our future liquidity needs through a combination of cash generated from operations, cash balances on hand and availability under our working capital facility. We believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. However, in the event that we make significant future acquisitions or otherwise expand our business, we may be required to raise additional funds through the issuance of debt or through additional investment in Warner Chilcott by Galen.

INFLATION

     Inflation had no material impact on our operations during the three months ended September 30, 2000.

RISK FACTORS

     Following is a discussion of some of the risks and historical facts that should be considered when evaluating our current and future results. This discussion is not intended to include all risks and historical facts that could produce adverse results.

     We have a history of operating losses. Operating losses have been posted since the formation of the Company in 1992. As of September 30, 2000 our accumulated deficit was $120.7 million. Our ability to obtain profitability will depend upon, among other things, the success of our branded product portfolio, including the Estrace(R) cream and Ovcon(R) brands acquired in February 2000, and our ability to develop
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revenue sources to offset the impact of the termination of the Schering Plough marketing alliance effective September 30, 2000. Since July 1998 we have promoted branded products for Schering Plough Corporation. Revenue generated under this agreement represented 17% of our gross revenues for the nine months ended September 30, 2000. As we announced on July 19, 2000, our agreement with Schering Plough terminated on September 30, 2000.

     With the issuance by WCI of the $200.0 million face amount of 12 5/8% senior notes on February 15, 2000 we have a significant amount of indebtedness. Our substantial indebtedness could limit our ability to raise additional funding needed to execute our growth strategy. Although we may seek additional funding through the public or private capital markets, there can be no assurance that any such funding will be available to us, if needed. Our ability to pay principal and interest on our indebtedness depends on our financial and operating performance, each of which is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

     Intense competition exists within the pharmaceutical industry. Many companies, some with greater financial, marketing and development capabilities than us, are engaged in developing, marketing and selling products that compete with the products we offer. Other products now in use or under development by others may be more effective or have fewer side effects than our current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than us. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of our products. Product developments by others may render one or more of our products obsolete or otherwise noncompetitive.

     The clinical development, manufacture, marketing and sale of pharmaceutical products is subject to extensive federal, state and local regulation in the United States and similar regulation outside the United States. FDA approval is required before most drug products can be marketed. FDA filings can be time consuming and expensive without assurance that the results will be adequate to justify approval. There can be substantial delays in the process, including the need to provide additional data. There can be no assurance that approvals for filings already made by us, or to be made in the future, can be obtained in a timely manner, if at all, or that the regulatory requirements for any such proposed products can be met. In addition, new regulations may adversely affect our operations or competitive position in the future.

     The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail pharmacy consolidation has occurred. Continued consolidation of either wholesale distributors or retail pharmacies may adversely effect our operations.

     We depend on third parties for the manufacture of our products, including the Estrace(R) cream and Ovcon(R) brands acquired in February 2000. Currently we do not possess the facilities or resources needed for these activities. Our strategy for development, commercialization and manufacturing of certain of our products entails entering into various arrangements with corporate collaborators, licensors and others. If any of our corporate collaborators were unable to satisfy their contractual obligations to us, there can be no assurance that we would be able to negotiate similar arrangements with other third parties.

     Many of the principal components of our products are available only from single source suppliers. There can be no assurance that we will establish or, if established, maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements.

     We are engaged in the manufacture and marketing of products that may give rise to the development of certain legal actions and proceedings. We carry product liability insurance and umbrella liability insurance. There can be no assurance that this coverage is adequate to cover potential liability claims or that additional insurance coverage will be available in the future if we manufacture and market new products. Our financial condition and results of operations could be materially adversely affected by the unfavorable outcome of legal actions and proceedings.

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ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion about our exposure in market risk of financial instruments contains forward-looking statements. Actual results may differ materially from those described.

     Our holdings of financial instruments are comprised of U.S. corporate debt, foreign corporate debt, U.S. and state government debt, foreign government/agency guaranteed debt, bank deposits and certificates of deposit, and commercial paper. All such instruments are classified as securities available for sale. We do not invest in portfolio equity securities or commodities or use financial derivatives for trading purposes. Our debt security portfolio represents funds held temporarily pending use in our business and operations. We manage these funds accordingly. We seek reasonable assuredness of the safety of principal and market liquidity by investing in rated fixed income securities while at the same time seeking to achieve a favorable rate of return. Our market risk exposure consists principally of exposure to changes in interest rates. Our holdings are also exposed to the risks of changes in the credit quality of issuers. We invest in the shorter-end of the maturity spectrum, and at September 30, 2000 100% of such holdings matured in one year or less.

PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

     We are involved in litigation relating to claims arising out of our operations in the normal course of business, including product liability claims. There have been no significant developments in the proceedings described in our 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission, and we have not become involved in any additional material proceedings.

ITEM 2.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     (a) An Extraordinary Meeting of Shareholders was held on September 4, 2000 in Dublin, Ireland.

     (b) The proposal to accept the offer of Galen Holdings PLC to purchase us was approved with 5,341,056 votes for, 694 votes against, 1,650 abstentions and no broker non-votes.

ITEM 3.  REPORTS ON FORM 8-K

a. REPORTS ON FORM 8-K:

     On September 29, 2000 we filed a Form 8-K Report dated September 29, 2000, which announced the completion of our transaction with Galen Holdings PLC under which we became a wholly-owned subsidiary of same.

     On October 23, 2000 we filed a Form 8-K Report dated October 23, 2000, which included copies of slides used as part of a presentation by Galen Holdings PLC at an investor conference held on Monday, October 23, 2000.

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